SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5 )1

Global-Tech Appliances Inc.

(Name of Issuer)

Common Shares, $.01 par value per share

(Title of Class of Securities)

G39320 10 9 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. G39320 10 9	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Wing Shing Holdings Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

7,555,189
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

7,555,189
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,555,189
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

58.6%
12	TYPE OF REPORTING PERSON*

CO

CUSIP No. G39320 10 9	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Kwong Ho Sham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

7,555,189 (See Footnote 1 to Item 4 on Page 8)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

7,555,189 (See Footnote 1 to Item 4 on Page 8)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,555,189 (See Footnote 1 to Item 4 on Page 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

58.6% (See Footnote 1 to Item 4 on Page 8)
12	TYPE OF REPORTING PERSON*

IN

CUSIP No. G39320 10 9	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

John C.K. Sham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

828,905 (See Footnote 2 to Item 4 on Page 10)
6 SHARED VOTING POWER

7,555,189 (See Footnote 1 to Item 4 on Page 10)
7 SOLE DISPOSITIVE POWER

828,905 (See Footnote 2 to Item 4 on Page 10)
8 SHARED DISPOSITIVE POWER

7,555,189 (See Footnote 1 to Item 4 on Page 10)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,384,094 (See Footnotes 1 and 2 to Item 4 on Page 10)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

65.0% (See Footnotes 1 and 2 to Item 4 on Page 10)
12	TYPE OF REPORTING PERSON*

IN

(Wing Shing Holdings Company Limited)

Item 1.	(a)	Name of Issuer:

Global-Tech Appliances Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

12th Floor, Kin Teck Industrial Building 26 Wong Chuk Hang Road Aberdeen, Hong Kong

Item 2.	(a)	Name of Person Filing:

Wing Shing Holdings Company Limited

	(b)	Address of Principal Office or, if none, Residence:

TrustNet Chambers Road Town Tortola, British Virgin Islands

	(c)	Citizenship:

British Virgin Islands

	(d)	Title of Class of Securities:

Common Shares, $0.01 par value per share

	(e)	CUSIP Number:

G39320 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 5 of 12 pages

Item 4.	Ownership.

(a) Amount beneficially owned: 7,555,189

(b) Percent of class: 58.6%

(c) Number of shares as to which person has:

(i) Sole power to vote or to direct the vote: 7,555,189

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 7,555,189

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 6 of 12 pages

(Kwong Ho Sham)

Item 1.	(a)	Name of Issuer:

Global-Tech Appliances Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

12th Floor, Kin Teck Industrial Building 26 Wong Chuk Hang Road Aberdeen, Hong Kong

Item 2.	(a)	Name of Person Filing:

Kwong Ho Sham

	(b)	Address of Principal Office or, if none, Residence:

Global-Tech Appliances Inc. 12th Floor, Kin Teck Industrial Building 26 Wong Chuk Hang Road Aberdeen, Hong Kong

	(c)	Citizenship:

China

	(d)	Title of Class of Securities:

Common Shares, $0.01 par value per share

	(e)	CUSIP Number.

G39320 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 7 of 12 pages

Item 4.	Ownership.

(a) Amount beneficially owned: 7,555,189[1]

(b) Percent of class: 58.6%[1]

(c) Number of shares as to which person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,555,189[1]

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,555,189[1]

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[1]

Kwong Ho Sham owns 44% of the shares and holds approximately 34.3% of the voting power of Wing Shing Holdings Company Limited, which directly owns 7,555,189 shares of the securities reported herein. Mr. Sham disclaims any beneficial ownership in any of the shares owned by Wing Shing Holdings Company Limited.

Page 8 of 12 pages

(John C.K. Sham)

Item 1.	(a)	Name of Issuer:

Global-Tech Appliances Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

12th Floor, Kin Teck Industrial Building 26 Wong Chuk Hang Road Aberdeen, Hong Kong

Item 2.	(a)	Name of Person Filing:

John C.K. Sham

	(b)	Address of Principal Office or, if none, Residence:

Global-Tech Appliances Inc. 12th Floor, Kin Teck Industrial Building 26 Wong Chuk Hang Road Aberdeen, Hong Kong

	(c)	Citizenship:

Canada

	(d)	Title of Class of Securities:

Common Shares, $0.01 par value per share

	(e)	CUSIP Number:

G39320 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 9 of 12 pages

Item 4.	Ownership.

(a) Amount beneficially owned: 8,384,094[1,2]

(b) Percent of class: 65.0%[1,2]

(c) Number of shares as to which person has:

(i) Sole power to vote or to direct the vote: 828,905[2]

(ii) Shared power to vote or to direct the vote: 7,555,189[1]

(iii) Sole power to dispose or to direct the disposition of: 828,905[2]

(iv) Shared power to dispose or to direct the disposition of: 7,555,189[1]

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[1]

John C.K. Sham owns 56% of the shares and holds approximately 65.7% of the voting power of Wing Shing Holdings Company Limited, which directly owns 7,555,189 shares of the securities reported on herein. Mr. Sham disclaims any beneficial ownership in any of the shares owned by Wing Shing Holdings Company Limited.

[2]

Includes 400,000 shares issuable to Mr. Sham within 60 days after December 31, 2006 upon the exercise of options granted under the Issuer’s 1997 Stock Option Plan. In September 2005, Mr. Sham voluntarily agreed to the cancellation of options previously granted to him by the Issuer in the amount of 136,628 common shares.

Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007

Wing Shing Holdings Company Limited

By:	/s/ Kwong Ho Sham
Kwong Ho Sham, Director

/s/ Kwong Ho Sham
Kwong Ho Sham

/s/ John C.K. Sham
John C.K. Sham

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) (the “Statement”) with respect to the Common Shares, $.01 par value per share, of Global-Tech Appliances Inc. beneficially owned by the undersigned, and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this agreement expressly authorizes each other party to this agreement to file on its behalf any and all amendments to the Statement.

Dated: March 21, 2007

Wing Shing Holdings Company Limited

By:	/s/ Kwong Ho Sham
Kwong Ho Sham, Director

/s/ Kwong Ho Sham
Kwong Ho Sham

/s/ John C.K. Sham
John C.K. Sham